3/11/03

03014065

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION
MAR 0 3 2003
WASH, D.C. 155

SEC FILE NUMBER
8-51687

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DZ Financial Markets LLC (formerly known as DG Financial Markets LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gerhard Summerer (212) 745-1609
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DZ FINANCIAL MARKETS LLC

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e)(3).*

AFFIRMATION

I, Gerhard Summerer affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of DZ Financial Markets LLC (the "Company"), for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   February 7, 2003
Date

President
Title

Notary Public

BETTY S.BAND
Notary Public, State of New York
No. 43-4809793
Qualified in Richmond County
*Certificate Filed in Co.
Commission Expires Dec. 31 2006

DZ FINANCIAL MARKETS LLC
(formerly known as DG Financial Markets LLC)
(S.E.C. I.D. No. 8-51687)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2002 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
DZ Financial Markets LLC:

We have audited the accompanying statement of financial condition of DZ Financial Markets LLC, formerly DG Financial Markets LLC, (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of DZ Financial Markets LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 7, 2003

Deloitte
Touche
Tohmatsu

DZ FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,307,643
SECURITIES OWNED, AT FAIR VALUE	31,949,692
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT COST, LESS ACCUMULATED DEPRECIATION AND AMORTIZATION OF $132,668	218,271
INTEREST RECEIVABLE	37,474
RECEIVABLE FROM PARENT	13,915
OTHER ASSETS	5,627
TOTAL ASSETS	$ 33,532,622

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES -	
Accounts payable and accrued expenses	$ 896,604
Total liabilities	896,604
MEMBER'S EQUITY	32,636,018
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 33,532,622

See notes to statement of financial condition.

DZ FINANCIAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. NATURE OF BUSINESS AND ORGANIZATION

DZ Financial Markets LLC (the "Company"), formerly DG Financial Markets LLC, is a wholly owned subsidiary of DZ Bank (the "Parent"), formerly DG Bank. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as a broker for U.S. institutions' that trade in foreign securities. All trades are executed through affiliates on a delivery versus payment basis.

2. SIGNIFICANT ACCOUNTING POLICIES

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities, that affect the related amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. The Company maintains the majority of its cash and cash equivalents at an affiliate, as discussed in footnote 5.

Securities owned consists of corporate bonds and are recorded at fair value. The fair value of these corporate bonds are based on quoted market prices. These bonds are held at a New York money center bank.

Commissions on securities transactions are recorded on a trade date basis.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized on the straight-line method over the lesser of their lives or the remaining lease term.

At December 31, 2002, the Company's financial instruments, including receivables from the Parent, interest receivable, accounts payable and accrued expenses, are short-term in nature and are thus carried at fair value or amounts approximating fair value.

Income tax is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

New Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the

disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company will adopt FIN No. 45, as required in fiscal year 2003, and is currently evaluating its impact on the Statement of Financial Condition.

In January 2003, the FASB issued Interpretation No. 46, *"Consolidation of Variable Interest Entities - an interpretation of ARB No. 51,"* ("FIN No. 46"). FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as Variable Interest Entities or "VIEs". FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. FIN No. 46, as it relates to existing entities, is effective for fiscal periods beginning after June 15, 2003. For new entities, FIN No. 46 is effective January 31, 2003. The Company will adopt FIN No. 46 as required in fiscal year 2003 and it should not have a material impact on the Statement of Financial Condition.

3. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company and the Company securities can be sold or rehypothecated by clearing brokers. As of December 31, 2002, there were no such amounts owed to the clearing broker by these customers.

4. INCOME TAXES

At December 31, 2002, the Company has net operating loss carryforwards of approximately $1,418,000 for income tax purposes. The income tax net operating loss carryforwards will expire beginning in the years ending December 31, 2014. At December 31, 2002, the Company had a deferred tax asset of approximately $567,000, consisting primarily of the tax effect of net operating loss carryforward. Since, based on available evidence, it is more likely than not that the deferred tax asset will not be realized a valuation allowance in the same amount was established.

5. RELATED PARTY ACTIVITIES

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructual cost savings in the conduct of their businesses.

The Parent provides office space and certain administrative services to the Company, for which it has charged the Company. The Company participates in a health plan with the Parent and is allocated the costs.

Cash balances of $1,218,200 included in cash and cash equivalents are on deposit with an affiliate at December 31, 2002.

The Company earns commissions on trades cleared by the Parent. Receivables relating to these commissions were $13,915 at December 31, 2002.

At October 31, 2002, DG European Securities Corporation (an "affiliate") filed for liquidation. As part of the liquidation, the Company purchased furniture, equipment and leasehold improvements in the amount of $38,026 from the affiliate at net book value which approximated the fair market value.

6. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2002, the Company had net capital and excess net capital of $23,696,749 and $23,596,749, respectively. The ratio of aggregate indebtedness to net capital was approximately .04 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 7, 2003

DZ Financial Markets LLC
609 Fifth Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of DZ Financial Markets LLC, formerly DG Financial Markets LLC, (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 7, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP